File No. 70-9555

As filed with the Securities and Exchange Commission on May 31, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT No. 2
To
FORM U-1
APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia 23219

(Name of company filing this statement
and address of principal
executive offices)

Dominion Resources, Inc.

(Name of top registered holding company
parent of each applicant or declarant)

James F. Stutts
Vice President and
General Counsel
Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia 23219
(Name and address of agent for service)

The Commission is also requested to send copies of any
communication in connection with this matter to:

Sharon L. Burr, Esq. Senior Counsel Dominion Resources Inc. 120 Tredegar Street Richmond, VA 23219	John D. McLanahan Troutman Sanders 600 Peachtree Street, NE Suite 5200 Atlanta, GA 30308-2216

POST EFFECTIVE AMENDMENT NO. 2

TO

APPLICATION-DECLARATION
FOR APPROVAL OF

TAX ALLOCATION AGREEMENT

Item 1. Description of Proposed Transaction.

BACKGROUND

Dominion Resources, Inc. ("DRI"), a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), amends the foregoing application to supplement the record and to request that the Commission release jurisdiction it reserved over a proposed tax allocation agreement ("Agreement"). The Commission previously reserved jurisdiction over the Agreement in HCAR No. 27406 (May 24, 2001). DRI respectfully requests that the Commission authorize the use of the Agreement as revised to reflect the proposed changes described below ("proposed Agreement").

By order dated December 15, 1999, HCAR No. 27113, the Commission authorized the merger ("Merger") of Consolidated Natural Gas Company ("Old CNG"), also a registered holding company under the Act, into a wholly-owned subsidiary of DRI, which subsidiary as the survivor of the Merger changed its name to Consolidated Natural Gas Company ("CNG"). The Merger was consummated on January 28, 2000.

ACQUISITION INDEBTEDNESS

In the Merger, DRI acquired the outstanding shares of Old CNG common stock for $6.4 billion, consisting of approximately 87 million shares of DRI common stock and approximately $2.9 billion in cash. In addition, in connection with the acquisition, DRI shareholders exchanged approximately 33 million shares of DRI common stock for $1.4 billion. DRI initially financed the acquisition with bridge financing consisting of a $3.5 billion commercial paper program backed by a short-term credit facility and $1 billion of short-term, privately placed money market notes. During 2000, DRI issued the following securities, the proceeds of which were used to refinance a portion of the bridge financing:

$700 million of 10-year fixed rate 8.125% notes
$700 million of 5-year fixed rate 7.625% notes
$400 million of 3-year notes fixed rate 7.60% notes
$200 million of 12-year fixed rate 7.40% remarketable notes
$250 million of 14-year fixed rate 7.82% remarketable notes
|$250 million of 12-year variable rate remarketable notes
$413 million of Premium Income Equity Securities (1)

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(1) Registered trademark of Lehman Brothers, Inc.

In addition, during 2000 DRI used the net proceeds from the sales of non-core assets to pay down on a portion of the bridge financing. In January 2001, DRI issued $250 million of 8.4% Capital Securities due in January 2031 and $1 billion of 2-year fixed rate 6% notes to refinance the remaining bridge financing. DRI's interest expense related to the acquisition indebtedness exceeded $300 million for the year 2000 and comprised the single largest component of its $341 million loss for the taxable year ended December 31, 2000.

DRI may also incur acquisition indebtedness in connection with the purchases of other subsidiaries.

PROPOSED TAX ALLOCATION AGREEMENT

DRI respectfully requests that the Commission authorize DRI and its subsidiaries to enter into the proposed Agreement, a draft of which is filed as Exhibit B. Under the proposed Agreement, DRI intends to allocate the consolidated income tax among all associate companies based on each company's separate return tax liability or refund in such a manner as to assure that each subsidiary's share of consolidated income tax does not exceed its "separate return tax" as defined in Rule 45(c)(2). However, the proposed Agreement also provides that any tax benefits associated with any tax losses of DRI (the holding company) will be allocated to DRI only and not to the subsidiaries as contemplated by Rule 45(c)(5). Although the allocation of the tax benefits to DRI is not in strict compliance with Rule 45(c), DRI believes, for the reasons stated below, that such tax sharing does not violate the original intent of Rule 45(c), that the treatment is consistent with the Commission's treatment of holding company expenses, and as such, the Commission should grant it relief to enter into the proposed Agreement.

RULE 54

DRI meets all of the conditions of Rule 53(a), except for Rule 53(a)(1), and none of the adverse conditions specified in Rule 53(b) exist. At September 30, 2001, DRI's aggregate investment, as defined in Rule 53(a)(1), in exempt wholesale generators ("EWGs"), as defined in Section 32 of the Act, and foreign utility companies ("FUCOs"), as defined in Section 33 of the Act, was approximately $3.412 billion. This amount exceeds the 50% "safe harbor" limitation contained in the rule. DRI's consolidated retained earnings as of September 30, 2001 was $1.213 billion.

However, DRI has, pursuant to Commission orders dated May 24, 2001 and December 28, 2001, HCAR Nos. 27406 and 27485 respectively, authority to make investments in EWGs and FUCOs up to its consolidated retained earnings plus $4.5 billion.

RETENTION OF JURISDICTION

DRI respectfully requests that the Commission continue to reserve jurisdiction over the other authority and matters over which it reserved jurisdiction in HCAR No. 27406 (May 24, 2001). Matters over which jurisdiction would continue to be reserved include the effect of recharacterization of public utility assets as eligible facilities or their transfer to EWGs and the remaining increased authority to invest in EWGs and FUCOs sought in this proceeding. DRI also requests that the Commission reserve jurisdiction over the receipt by DRI under the proposed Agreement of the tax benefits associated with tax losses of DRI other than those attributable to Acquisition Indebtedness as defined in the proposed Agreement.

Item 2. Fees, Commissions and Expenses

The fees and expenses incurred associated with this amended Application are estimated as $10,000.00.

Item 3. Applicable Statutory Provisions

OVERVIEW

Pursuant to Section 12(b) of the Act, it is unlawful for any registered holding company or subsidiary to lend or in any manner extend its credit to or indemnify any company in the same holding-company system "in contravention of such rules and regulations or orders as the Commission deems necessary or appropriate in the public interest or for the protection of investors or consumers or to prevent the circumvention of the provisions of this title or the rules, regulations, or orders thereunder."(2)

Rule 45(a) of the Act generally prohibits any registered holding company or subsidiary company from, directly or indirectly, lending or in any manner extending its credit to, indemnifying, or making any donation or capital contribution to, any company in the same holding company system, except pursuant to a Commission order. Rule 45(c) provides, however, that approval under Rule 45(a) is not required for the filing of a consolidated tax return pursuant to a tax allocation agreement between eligible associate companies in a registered holding company system that complies with Rule 45(c). To the extent that a tax allocation agreement does not comply with the requirements of Rule 45(c) it must be (and in specific cases, has been) approved by the Commission under Section 12(b) and rule 45(a).

Under Rule 45(c)(2) the consolidated tax may be apportioned among the members of the group in proportion to either the corporate taxable income of each member or the separate return tax of each member, but, in either case, the tax apportioned to any subsidiary shall not exceed the "separate return tax" of that subsidiary. As such, the amount of Consolidated tax allocated to any member of the consolidated group cannot exceed the amount of tax that subsidiary would have paid computed as though it were not a member of a consolidated group.

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(2) 15 U.S.C. Section 791(b); Act of 8/26/35, c. 687 Section 687, Section 12, 49 Stat. 823.

Rule 45(c)(4) provides that an allocation agreement may exclude companies not having positive corporate taxable income for the year (i.e., loss subsidiaries) from the allocation provided for under Rule 45(c)(2), provided that the agreement contains an "appropriate and equitable provision for preserving to each subsidiary company so excluded the equivalent of any rights which such company would have had under the applicable tax law, had it filed a separate return to use in other years any loss or credit availed of by the group through the consolidated return."

As an alternative to Rule 45(c)(4), Rule 45(c)(5) provides that a tax allocation agreement may include all members of the group in the tax allocation, recognizing negative corporate taxable income or a negative corporate tax, according to the allocation method chosen. However, Rule 45(c)(5) goes on to provide that "an agreement under this paragraph shall provide that those associate companies with a positive allocation will pay the amount allocated and those subsidiary companies with a negative allocation will receive current payment of their corporate tax credits. In addition, the agreement must also provide a method of apportioning such payments, and for the carrying over of uncompensated benefits, if the consolidated loss is too large to be used in full. Such method may also assign priorities to specific kinds of benefits

Under Rule 45(c)(5) therefore, only "subsidiary companies" may be paid for their negative tax allocation. Conversely, any company that does not meet the definition of "subsidiary company" (i.e., the holding company in a holding company system) may not receive "current payment of their corporate tax credits". DRI's proposed Agreement adopts the Rule 45(c)(5) allocation method, except that, under the proposed Agreement DRI will retain the tax savings associated with its interest expense related to its acquisition debt and any corporate governance expenses.

PROPOSED AGREEMENT DOES NOT VIOLATE THE INTENT AND PURPOSE OF THE 1981 AMENDMENTS TO RULE 45

DRI believes that permitting DRI to keep the tax benefits associated with its acquisition indebtedness and related corporate governance expenses does not violate the intent and purpose of the 1981 amendments to Rule 45. In its 1981 release, the Commission indicated that the distinction between "associate companies" and "subsidiary companies" was intended to preclude the holding company from sharing in the consolidated return savings. The Commission stated that "[e]xploitation of utility companies by holding companies through asserted misallocation of consolidated tax return benefits was among the abuses examined in the investigations underlying the Act."(3)

The Release goes on to explain that "[t]he corporate relationships required by the Act assure that the deductible corporate expenses of the holding company itself will always create a consolidated tax saving, since Section 13(a) of the Act precludes such expenses being passed on to the subsidiaries, through service charges or contract, so as to transform them into corporate deductions of the subsidiaries. In light of the legislative history referred to, an expense reimbursement of the holding company, in the guise of a tax allocation, would seem inconsistent with Section 13(a)." In essence, the Commission based its proposed rule change on the need to counter abusive allocations of expense reimbursements, which are prohibited under Section 13(a).

________________
(3) HCAR No. 21767, Oct. 29, 1980.

However, abusive expense allocations are not the issue in DRI's case. First of all, DRI's taxable losses result primarily from its interest expense incurred on acquisition indebtedness. In fact on its separate 2000 federal income tax return, DRI interest expense comprised approximately 90% of the total tax deductions. As indicated above, the interest expense was related to debt that was incurred in order to purchase and carry DRI's investments in its subsidiaries, the liability for which is solely DRI's. The subsidiaries have no liability for the debt. The debt was not incurred to fund the operations of any of the subsidiaries and the subsidiaries are not obligated in any manner with respect to the repayment of the debt. The debt is also unsecured. As such, the lenders have no rights to the assets owned by the subsidiaries or any security interest in or claim on the assets (including the common stock of the subsidiaries) owned by DRI. In summary, the acquisition indebtedness incurred by DRI was incurred as investment debt, the repayment of which will come from the investment income realized by DRI in the form of dividends paid from current and accumulated retained earnings of its subsidiaries as permitted by Rule 46.(4)

In its 2001 report(5), the Staff of the Office of Public Utility Regulation addressed the issue of corporate governance expenses incurred by service companies under the Act. Under Section A. (Holding Company Costs), paragraph 2 of this report, the Staff stated "[t]he business of a registered holding company is to invest in public utility companies and related nonutility businesses. Generally, its revenues derive from subsidiary dividends. Its officers and directors are under a duty to the company's common shareholders to see that the utilities are financed and operated in an economical and efficient manner." The Staff went on to say that "[t]he service company, in turn, provides common services to all of the companies on the system to allow the holding company to perform its corporate duties. From this it follows that the holding company is responsible for a material portion of corporate governance costs, in addition to a fair and equitable distribution of the corporate management expenses and certain allocated expenses."

DRI agrees that the corporate governance costs should be allocated to the holding company and that such allocation, as required under Section 13(a), is appropriate . However, if the allocations of such costs are proper, then it seems to follow that the tax benefits associated with those costs should remain with the company incurring the costs. Allowing the Holding company to keep the tax benefits associated with the expenses that are appropriately allocated or directly incurred by it, is not equivalent to an expense reimbursement by the subsidiary companies. The allocation of the tax benefits of such costs cannot be regarded as "exploitative" or "an expense reimbursement of the holding company, in the guise of a tax allocation." In addition, if the costs are specifically allocated to the holding company, the tax benefits received as a result of those expenses cannot be considered an act of passing on such expense "so as to transform them into corporate deductions of the subsidiaries."

DRI is not seeking to recover its corporate costs from its subsidiaries nor are the subsidiaries reimbursing DRI for its interest or corporate governance expenses. Instead, DRI simply wishes to allocate the tax benefits provided to the appropriate entity that incurred the costs.

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(4) By Commission order dated October 5, 2000, CNG was authorized to pay dividends out of its paid-in capital account to DRI. The amount of such dividends is limited to CNG's retained earnings immediately prior to its merger with a subsidiary of DRI on January 28, 2000. See HCAR No. 27242.

(5) "Staff Recommendations and Examination Findings of Service Companies under The Public Utility Holding Company Act of 1935," Report of the Staff of the Office of Public Utility Regulation, Division of Investment Management, U.S. Securities and Exchange Commission, June 2001.

The Commission has also indicated, through its actions, that the Act does not dictate the result in rule 45(c) and that the Commission has discretion in approving tax allocation agreements that do not strictly comply with Rule 45(c), so long as the policies and provisions of the Act are satisfied. In The National Grid Group plc, HCAR No. 27154 (Mar. 15, 2000), the Commission stated that "if a tax allocation agreement does not comply in all respects with the provisions of Rule 45(c), it may nonetheless be approved by the Commission under Section 12(b) and Rule 45(a)". In this respect, if the Commission finds that DRI's proposal to keep the tax benefits associated with its acquisition indebtedness and corporate governance expenses are not abusive or exploitative, the Commission has the authority to grant relief.

Finally, the tax allocation method used in the proposed Agreement is consistent with the separate return limitation required under Rule 45(c)(2) and will not impact the rates or revenue requirements of the utility subsidiaries of DRI. As such, the Agreement does not result in the utility subsidiaries subsidizing the operations of nonutility subsidiaries, nor does it provide a subsidy to the utility subsidiaries by the nonutility subsidiaries.

RULE 45(c)(5) METHOD OF ALLOCATION CREATES ACCOUNTING IRREGULARITIES THAT ULTIMATELY RESULT IN UNINTENDED CONTRIBUTIONS TO CAPITAL

Under Rule 45(c)(5), "associate companies" with a positive allocation are required to pay the amount allocated, but only subsidiaries companies (i.e., non-holding companies) may receive current payment for their corporate tax credits. Rule 45(c)(5) goes on to require that the agreement shall provide a method of apportioning such payments. Most companies have, as a result, devised methods to apportion the tax benefits of the holding company to those subsidiaries with a positive tax allocation, including nonutility subsidiaries. As a result, the cash payments made by those companies that initially have positive tax allocations, and who receive an allocated portion of the Holding Company's tax benefit, are reduced by the portion of tax benefits allocated to them, resulting in a lower payment.

However, for financial reporting purposes, the provision for income taxes that appears on the financial statements of a respective company within a holding company system is unaffected by the allocation of the Holding Company's tax cash benefits required under Rule 45(c)(5). Those companies that receive an allocation under their respective tax allocation agreement will pay less than the actual taxes accrued for the period. Likewise, the holding company does not receive any payment for the tax benefits recorded on the balance sheet. As a result, both the holding company and the companies within the group that participated in the allocation of the holding company's tax benefits will record tax benefits or tax liabilities, respectively, that will not be received or paid leaving a balance to be adjusted.

There appear to be only two remedies to this situation. One would be to adjust the tax provisions, and as a result, the net income of the respective companies. We believe that this method is inappropriate and clearly exceeds the intent and purpose of Section 13(a) and Rule 45(c). The other would be to record a contribution to capital by the holding company to the subsidiary on the books of holding company and subsidiary. The holding company's adjustment would transfer the tax benefit receivable to the respective "investment in subsidiaries" account while the subsidiary would transfer the balance in the taxes payable account to the "additional; paid in capital" account. In essence, in order to avoid affecting the net incomes of the subsidiaries, Rule 45(c)(5), ultimately mandates a contribution, by the holding company, to the capital of any subsidiary receiving an allocation of the holding company's tax benefits.

Item 4. Regulatory Approval

No state commission and no federal commission, other than this Commission, has jurisdiction over the Agreement.

Item 5. Procedure

It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed transaction. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6. Exhibits and Financial Statements

(a) Exhibits

B Form of Tax Allocation Agreement

F Legal Opinion
(To be filed by amendment)

(b) Financial Statements

Financial statements are not submitted with respect to the authorizations requested herein due to the nature and immaterial effect thereof on DRI's financial statements on a consolidated basis. However, DRI will furnish any financial information that the Commission shall request.

Item 7. Information as to Environmental Effects

The authorizations requested herein do not involve a "major federal action" nor "significantly affect the quality of the human environment" as those terms are used in Section 10(2)(C) of the National Environmental Policy Act, 42 U.S.C. Section 4321, et seq. The only federal actions pertain to the Commission's approval of an amendment to this Application-Declaration seeking authorization to engage in certain financing and tax activities under the 1935 Act. No federal agency is preparing an environmental impact statement with respect to this matter.

SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

DOMINION RESOURCES, INC.
By: /s James F. Stutts James F. Stutts Vice President and General Counsel

Date: May 31, 2002

Exhibit B

CONSOLIDATED FEDERAL INCOME TAX
ALLOCATION AGREEMENT AMONG MEMBERS OF THE
DOMINION RESOURCES, INC. AFFILIATED GROUP

This Agreement made as of this 30th day of April 2001 by and among Dominion Resources, Inc., a Virginia corporation ('Parent') and each of its undersigned Subsidiaries for taxable years ending after January 28, 2000.

WITNESSETH:

WHEREAS, Parent and the undersigned Subsidiaries included in Appendix A are members of an affiliated group of corporations ('the Affiliated Group") as defined in section 1504(a) of the Internal Revenue Code of 1986, as amended ("the Code"); and

WHEREAS, Parent will file a United States consolidated federal income tax return ("Consolidated Return") for the Affiliated Group for the taxable year ended December 31, 2000 and will file a Consolidated Return for all subsequent taxable periods for which one or more of the Subsidiaries is a member of the Affiliated Group; and

WHEREAS, it is the intent and desire of the parties hereto that a method be established for allocating the Consolidated Return tax liability of the Parent and the undersigned Subsidiaries to such Parent and Subsidiaries, for reimbursing Parent for payment of such tax liability, and to provide for the allocation and payment of any refund arising from current year tax losses or a carryback or carryforward of losses or tax credits to subsequent or prior taxable years,

NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein, the parties hereto agree as follows:

    Definitions For purposes of this Agreement, the following definitions shall apply:

      "Consolidated Tax" shall mean the aggregate tax liability for a year, being the tax shown on the consolidated return and any adjustments thereto thereafter determined. The consolidated tax will be a refund if the consolidated return shows a negative tax.

      "Corporate Tax Credit" is a negative separate return tax of a subsidiary company for a tax year, equal to the amount by which the consolidated tax is reduced by including a net corporate taxable loss or other net tax benefit of such associate company in the consolidated tax return.

      "Parents Corporate Tax Credits" is a negative separate return tax of Parent for a tax year, equal to the amount by which the consolidated tax is reduced by including a net corporate taxable loss or other net tax benefits (excluding the tax benefits of Acquisition Indebtedness) of Parent in the consolidated tax return. It shall be further adjusted to allow for applicable rights accrued to the associate companies under the provisions of this agreement, but carryovers or carrybacks shall not be taken into account if the associate company has been paid a corporate tax credit. If an associate company is a member of the consolidated tax group for only part of a year, that period will be deemed to be its tax year for purposes of this agreement.

      "Corporate Taxable Income" is the income or loss of an associate company for the tax year, computed as though such company had filed a separate return on the same basis as used in the consolidated return, except that dividend income from associated companies shall be disregarded and other intercompany transactions eliminated in the consolidated return shall be given appropriate effect.

      "Separate Return Tax" is the tax on the corporate taxable income of an associate company as though such company were not a member of a consolidated group.

      "Acquisition Indebtedness" is the indebtedness incurred by Dominion Resources, Inc. to finance the acquisition (including related costs) of all of the issued and outstanding stock of Consolidated Natural Gas Company as well as any other newly acquired subsidiary company ,, and any renewals or extensions thereof. Acquisition indebtedness includes indebtedness incurred by Dominion Resources, Inc. for the purpose of refinancing the acquisition (including related costs) of all of the issued and outstanding stock of Consolidated Natural Gas Company as well as any other newly acquired subsidiary company.

2. Consolidated Return Election. A Consolidated Return shall be filed by Parent for each taxable period in respect of which this Agreement is in effect and for which Parent and one or more of the Subsidiaries are required or permitted to file a Consolidated Return. With respect to Parent and each Subsidiary, any period for which such Subsidiary is or may be included in a Consolidated Return filed by Parent is referred to in this Agreement as a "Consolidated Return Year." Each Subsidiary hereby irrevocably designates Parent as its agent for the purpose of taking any and all action necessary or incidental to the filing of any Consolidated Return, and further agrees to furnish Parent with any and all information and to take any and all action as Parent may reasonably request that is necessary or appropriate for the proper filing of a Consolidated Return or for implementing the provisions of this Agreement. Each Subsidiary agrees that it will join in the Consolidated Returns to be filed by Parent to the extent that such Subsidiary is required or permitted to do so by the Code.

3. Liability for Consolidated Federal Income Tax As between the parties hereto Parent agrees to pay the United States consolidated federal income tax liability of the Affiliated Group for Consolidated Return Years and each Subsidiary agrees to make such payments to Parent as shall be required pursuant to Section 5 hereof. The Parent shall at all times be responsible to pay its Separate Return Tax.

4. Allocation of Consolidated Federal Income Tax Liability. The Consolidated Tax shall be allocated among all members of the group in proportion to the Separate Return Tax (either positive or negative) of each member. In no event will the tax allocated to any subsidiary exceed the Separate Return Tax liability or credit of such subsidiary. The following allocation of the consolidated tax pursuant to this section will be made to all members of the group including both positive tax companies and negative tax companies and is intended to comply with Title 17, Section 250.45(c) of the Code of Federal Regulation, Section 1552(a)(1) of the Internal Revenue Code of 1986 and Title 26, Sections 1.1552-1(a)(2)(ii) and 1.1502-33(d)(1) of the Code of Federal Regulations.

    Each Subsidiary with a Corporate Tax Credit shall be allocated it's Corporate Tax Credit,

    Each Subsidiary with positive tax liabilities shall be allocated it's share of the Consolidated Tax based on an amount equal to the percentage of the Consolidated Tax which the total Separate Return Tax of the member bears to the total of all such members with positive Separate Return Tax.

    Each Subsidiary with positive tax liabilities will increase its allocated share of Consolidated Tax determined in (b) above by a percentage of the total Corporate Tax Credits allocated in (a) above based on the percentage established in (b) above.

    If a consolidated current alternative minimum tax liability exists, such liability (as well as any associated minimum tax credit) will be allocated to the members by multiplying the consolidated alternative minimum tax by a fraction, the numerator of which is the separate adjusted alternative minimum tax of the member for the year, and the denominator of which is the sum of each member's separate alternative minimum tax for the year. The allocation of alternative minimum tax provided for in this paragraph is intended to comply with regulations proposed under Title 26, Section 1.1552-1(g) of the Code of Federal Regulations.

    All recapture of previously claimed tax credits shall be assessed against the member that generated the credits.

5. Payments Each member of the Affiliated Group is responsible for its own tax liability. A member of the Affiliated Group with a positive tax allocation shall pay to the Parent the amount allocated. A member of the Affiliated Group (excluding Parent) with a negative tax allocation will receive payment in the amount of the negative tax allocation. Payments to the Parent of the income tax liability of any subsidiary receiving a positive tax allocation shall be reduced by that subsidiary's proportionate share of Parent's Corporate Tax Credits. A subsidiary's proportionate share of the Parent's Corporate Tax Credits shall be based on the ratio of each subsidiary's allocated positive tax to the sum of the positive tax allocated to all subsidiaries. Parent will receive the tax benefits associated with its Acquisition Indebtedness.

Payment by each Subsidiary of its allocated Federal income tax liability for a Consolidated Return Year shall include estimated tax installments due for each taxable period and each Subsidiary shall pay such estimated tax installments to Parent not later than the due date of each such installment. Estimated tax payments made by a Subsidiary shall be credited against the allocated consolidated Federal income tax liability of such Subsidiary for the Consolidated Return Year. Any underpayment or overpayment of allocated consolidated Federal income tax liability by reason of estimated tax payments shall be paid by or refunded to each Subsidiary within sixty days after the filing date of the Consolidated Return, provided that if the Consolidated Return produces a net refund the overpayment shall be refunded when received by the Parent from the Internal Revenue Service.

6. State Returns The Companies do hereby covenant and agree with one another to allocate and pay any state income tax for those states in which a consolidated, combined or unitary return is filed in a manner consistent with the allocation of federal income tax as provided in this Agreement.

7. Adjustments to Tax Liability. If the consolidated tax liability is adjusted for any Consolidated Return Year, whether by means of an amended return, claim for refund or after a tax audit by the Internal Revenue Service (except for protective refund claims), the liability of the Parent and each Subsidiary under Section (3) of this Agreement shall be recomputed to give effect to such adjustment as if it had been made as part of the original computation of tax liability. In the case of a refund, Parent shall pay each Subsidiary that portion of such refund as is attributable to the decrease in such Subsidiary's allocated consolidated Federal tax liability caused by the adjustment within thirty days after the refund is received by Parent. In the case of an increase in tax liability, each Subsidiary shall pay to Parent that portion of such increased tax liability (including all penalties, interest, and additions to tax, if any) as is attributable to the increase in such Subsidiary's allocated consolidated Federal tax liability caused by the adjustment within thirty days after receiving notice of such liability from Parent.

8. Separate Return Years. If part or all of an unused consolidated loss or tax credit is allocated to a member of the Affiliated Group pursuant to Section 1.1502-79 of the Federal Income Tax Regulations and it is carried back or forward to a year in which such member filed a separate income tax return or a Consolidated Return with another affiliated group, any refund or reduction in tax liability arising from the carryback or carryover shall be retained by such Subsidiary. Notwithstanding the above, Parent shall determine whether an election shall be made not to carry back part or all of a consolidated net operating loss for any taxable year in accordance with section 172(b)(3) of the Code.

9. Priority of Agreement. This Agreement shall fix the liability between Parent and each Subsidiary as to the matters covered, notwithstanding that (i) the Agreement or any part thereof is not controlling for tax or other purposes, including, but not limited to, the computation of earnings and profits for Federal income tax purposes, and (ii) Parent and other corporations which are now or may become members of the Affiliated Group enter into a different agreement for the allocation of consolidated Federal income tax liability to such other corporations.

10. Effective Date. This Agreement shall apply to the Consolidated Return Year ending December 31, 2000 and all subsequent Consolidated Return Years unless the Parent and the Subsidiaries agree to terminate the Agreement. Notwithstanding such termination, this Agreement shall continue in effect with respect to any payment or refund due for all Consolidated Return Years prior to termination. In the event a Subsidiary ceases to be a member of the Affiliated Group, Parent shall remain the sole agent of such Subsidiary with respect to the period for which such Subsidiary was a member of the Affiliated Group, and Parent shall have sole authority to contest any tax liability with respect to such period. The obligations of a Subsidiary under this Agreement, including but not limited to the obligation to cooperate in seeking a refund of tax for any Consolidated Return Year, shall continue after such Subsidiary ceases to be a member of the Affiliated Group.

11. Amendments. Any amendment or supplement to this Agreement shall be in writing and signed by an authorized representative of the parties.

12. Successors. This Agreement shall be binding upon and inure to the benefit of any successors whether by statutory merger, acquisition of assets or otherwise, to any of the parties hereto, to the same extent as if the successor had been an original party to the Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in its name and on its behalf by one of its officers duly authorized.